ING Life Insurance and Annuity Company
Variable Annuity Account C

State University of New York
Defined Contribution Retirement Plan

Supplement dated September 2, 2005 to the Contract Prospectus and Contract Prospectus Summary, each dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Contract Prospectus Summary. You should read this Supplement along with the Contract Prospectus and Contract Prospectus Summary.

Effective November 1, 2005, the service center address listed in your Contract Prospectus and Contract Prospectus Summary is deleted and replaced with the following:

For all <u>regular mail</u>, please use:
    Service Center
    ING Life Insurance and Annuity Company
    P.O. Box 9780
    Providence, RI 02940-9780

For <u>Overnight Delivery</u>, please use:
    Service Center
    ING Life Insurance and Annuity Company
    101 Sabin Street
    Pawtucket, RI 02860